August 7, 2024

Mark White
Interim Chief Executive Officer
FOXO Technologies Inc.
729 N. Washington Ave., Suite 600
Minneapolis, MN 55401

       Re: FOXO Technologies Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed July 31, 2024
           File No. 001-39783
Dear Mark White:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed July 31, 2024
General

1. We note that Proposal 5 of your proxy statement seeks the authorization of the issuance of
       20% or more of your outstanding common stock in connection with the acquisition of
       Myrtle Recovery Centers, Inc. We also note that you are seeking stockholder approval of the potential issuance of shares of common stock in connection with the acquisition of
       Rennova Community Health, Inc. pursuant to Proposal 6 of your proxy statement. As it appears that Proposals 5 and 6 involve solicitations of your shareholders for the purpose of issuing additional shares which are to be used to acquire other specified companies, and your shareholders will not have separate opportunities to vote upon these transactions, please revise your disclosure to provide the information required by Note A of Schedule
       14A for each proposal, including the information set forth in Items 11, 13 and 14 of
       Schedule 14A, or provide us your analysis why this information is not required. When providing this disclosure, please include the amount of securities to be issued, all audited and pro forma financial information required by Items 13 and 14 of
Schedule 14A, and all
       transaction-related information required by Item 14 of Schedule 14A. Additionally, please file the amended proxy statement with the PREM14A EDGAR tag and ensure that any
 August 7, 2024
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       subsequent proxy statement filings are properly designated.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jane Park at 202-551-7439 or Abby Adams at 202-551-6902 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:   Brian Higley, Esq.